MARKET-LINKED ONE LOOK NOTES	Filed Pursuant to Rule 433 Registration Statement No. 333-228614

Market-Linked One Look Notes Linked to the iShares® Silver Trust
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately one year
Market Measure	The iShares® Silver Trust (Bloomberg symbol: “SLV”)
Payout Profile at Maturity	● If the Market Measure is flat or increases, a return equal to the Step Up Payment ● 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Step Up Payment	[$1.80 to $2.40] per unit, a [18.00% to 24.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/0000009631/000091412121005260/bn56506312-424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the commodity held by the Market Measure.

●
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the Market Measure or the commodity held by the Market Measure, and you will not be entitled to receive shares of the Market Measure or the commodity held by the Market Measure.

●	There are liquidity and management risks associated with the Market Measure.
●
The performance of the Market Measure may not correlate with the performance of the commodity held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the commodity held by the Market Measure may be adversely affected, sometimes materially.

●	If the liquidity of the commodity held by the Market Measure is limited, the value of the Market Measure and, therefore, the return on the notes, would likely be impaired.
●	Suspension or disruptions of market trading in the commodity held by the Market Measure may adversely affect the value of your notes.
●	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
●	The performance of the Market Measure may be adversely influenced by silver prices, which may change unpredictably and adversely affect the value of the notes in unforeseeable ways.
●	There are risks associated with commodities trading on the London Bullion Market Association.
●	The COVID-19 virus may have an adverse impact on BNS.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$12.10 (2)	21.00%
2.00%	$12.10	21.00%
5.00%	$12.10	21.00%
10.00%	$12.10	21.00%
20.00%	$12.10	21.00%
21.00%	$12.10	21.00%
30.00%	$12.10	21.00%
40.00%	$12.10	21.00%
50.00%	$12.10	21.00%
60.00%	$12.10	21.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $2.10.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.